Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(Unaudited)

Gastar Exploration Inc. (formerly known as Gastar Exploration USA, Inc.)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except ratios)
Earnings (Loss):
Net income (loss)	$51,277	$(152,322)	$285	$(12,352)	$123,724
Add: Fixed Charges	16,446	2,341	982	800	11,623
Add: Amortization of capitalized interest	883	7,119	460	178	973
Less: Interest capitalized	(3,284)	(1,946)	(817)	(633)	(10,802)

Net income (loss), as adjusted	$65,322	$(144,808)	$910	$(12,007)	$125,518

Fixed Charges:
Total interest expensed	$13,978	$1,993	$681	$483	$10,240
Amortization of financing costs	2,322	224	248	247	1,293
Estimated interest portion of operating leases	146	124	53	70	90

Total fixed charges	$16,446	$2,341	$982	$800	$11,623

Fixed Charges and Fixed Charge Ratio:
Deficiency to fixed charges	$48,876	$(147,149)	$(72)	$(12,807)	$113,895
Earnings to fixed charges	4.0x				10.8x